

September 24, 2013

<u>Via E-mail</u>
Mr. John J. Dunn, Jr.
Executive Vice President and
  Corporate Chief Financial Officer
American National Insurance Company
One Moody Plaza
Galveston, TX 77550

      Re: **American National Insurance Company**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 8, 2013
              File No. 001-34280

Dear Mr. Dunn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief